SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  FORM 10-SB/A



          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934



                         MONET ENTERTAINMENT GROUP, LTD.
                 (Name of Small Business Issuer in Its Charter)

                   Colorado                                  84-1391993
        (State or Other Jurisdiction of                    (IRS Employer
        Incorporation or Organization)                  Identification No.)

222 Milwaukee Street, Suite 304, Denver, Colorado             80206
   (Address of Principal Executive Offices)                 (Zip Code)

                                  303-329-3479
                (Company's Telephone Number, Including Area Code)

   Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                 Name Of Each Exchange On Which
         To Be So Registered                 Each Class Is To Be Registered

     ------------------------------          --------------------------------




   Securities to be registered pursuant to Section 12(g) of the Act:

                           Common stock, no par value
                                (Title of Class)


                                (Title of Class)

TABLE OF CONTENTS



PART I

  Item 1.  Description of Business

  Item 2.  Management's Discussion and Analysis or Plan of Operation

  Item 3.  Description of Property

  Item 4.  Security Ownership of Certain Beneficial Owners and Management

  Item 5.  Directors, Executive Officers, Promoters and Control Persons

  Item 6.  Executive Compensation

  Item 7.  Certain Relationships and Related Transactions

  Item 8.  Description of Securities


PART II

  Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters

  Item 2.  Legal Proceedings

  Item 3.  Changes in and Disagreements with Accountants

  Item 4.  Recent Sales of Unregistered Securities

  Item 5.  Indemnification of Directors and Officers


PART F/S

  Financial Statements


PART III

  Index to Exhibits


SIGNATURES

                                     PART I


Item 1.  Description of Business.

      Monet Entertainment Group, Ltd., (the "Company") was formed in 1996 in order to finance the production of low budget feature length motion pictures and a variety of other entertainment projects including documentaries, video recordings and musical recordings. Many small independent producers are financially unsophisticated and have little experience in raising the capital required to produce their projects. As a result, the Company believes that there is an opportunity to provide financing for projects which have a production budget of between $50,000 and $1,000,000. The Company is of the opinion that there is virtually no organized competition for financing of this nature.

      The Company's offices are located at 222 Milwaukee St., Suite 304, Denver, Colorado 80206. The Company's telephone number is (303) 329-3479.


The financing to be provided by the Company will typically be in the form of one or more of the following:

1.    Direct loans
2.    Equity participations
3.    Project completion bonds

      In the case of direct loans, the interest rate will normally be five to seven percentage points above the then prevailing prime lending rate, plus an origination fee which will normally not exceed 3% of the amount of the loan. The loans will generally have a maturity of two years or less. Direct loans will be secured by the specific project being financed, the personal guarantees of the producer and/or others involved in the project and in some cases by other collateral.

      Equity participation will involve an investment in the entertainment project in return for a percentage of any profits earned from the commercial exploitation of the project.

      A completion bond will be the financial guaranty of the Company to complete production of the project in the event that the production exceeds its budget and additional capital is unavailable. The Company plans to reinsure any bonds which its issues with insurers of sufficient financial resources such that the Company will never be fully at risk for any capital which may be required if the Company is called upon to pay the bond. In the alternative, the production entity may be asked to pledge sufficient collateral to cover the bonded guaranty such that the Company will be fully covered in the event there is any call on the bond. The Company believes that its proposed completion bond program will assist small independent producers in obtaining financing for their projects and will be unique in the industry. The Company will charge the producer receiving the bond a fee, which will normally be in the range of 3% to 5% of the amount of the bond, for providing the completion bond.

      In addition to direct funding from the Company or a Company sponsored joint venture, the Company also plans to provide small independent producers with assistance in raising financing for entertainment projects with production budgets in the range of $50,000 to $1,000,000. The Company intends to introduce independent producers to persons willing to fund entertainment projects and prepare, or supervise the preparation of, all documentation required to obtain such financing.

      The Company may also assist small independent producers in the distribution of low budget motion pictures. In addition to standard theatrical release, other distribution channels which the Company will pursue include video cassette, video disc, DVD technology, airline syndication and foreign television syndication. Depending upon the nature and commercial appeal of the project, the Company may also license the sound track to a motion picture and the rights to market merchandise based upon the film. If the Company can obtain distribution agreements for a motion picture and/or licensing agreements pertaining to the commercial exploitation of ancillary rights to the film, the Company is of the opinion that obtaining production financing will be less difficult.

      In 1996 Stephen Replin, an officer, director and principal shareholder of the Company, purchased a 25% interest in a feature-length motion picture (then in production) for $25,000. In 1996 Mr. Replin conveyed a 5% interest in the film (20% of Mr. Replin's interest) to the Company in exchange for 2,295,000 shares of the Company's common stock. The film in which the Company has a 5% interest was completed in 1998 and its producer is presently attempting to sell the film to a distributor. If a sale is completed it is not expected that the Company or the other owners of the film will retain any rights in the profits, if any, resulting from the distribution of the film.

      At the present time, the Company is in the development stage and has not earned any revenues from its proposed operations.

      Before the Company can begin operations, the Company will need to raise at least $250,000 so that the Company will be in a position to begin funding entertainment projects and/or issuing completion bonds. The Company will attempt to raise this capital through:

      1. The private sale of its debt and/or equity securities.

      2. Borrowings from private lenders.

      3. Joint ventures which will be formed by the Company and third parties for the purpose of funding one or more entertainment projects.

      The Company does not have any commitments from any person to provide any capital to either the Company or to any producer of motion pictures or other form of entertainment. The Company does not have any agreements with any motion picture producer or producer of other forms of entertainment to finance the production of any entertainment project. There can be no assurance that the Company will be successful in terms of raising any capital, funding any entertainment projects, or earning any profits.

Item 2.  Management's Discussion and Analysis or Plan of Operations

See Item 1 of this Report

Item 3.  Description of Property.

See Item 1 of this report for information concerning the Company's interest in a motion picture.

Item 4.     .....Security Ownership of Certain Beneficial Owners and Management

The following table shows the ownership of the Company's common stock by the Company's officers and directors and by those persons known by the Company to be the beneficial owners of more than 5% of the Company's common stock. Unless otherwise indicated all shares are owned of record.
                                                                  Percent of
Name and Address                      Shares Owned                   Class

Stephen D. Replin                     3,870,000 (1)                  77.4%
222 Milwaukee St.
Suite 304
Denver, CO  80206

Raven Printz                             75,000                       1.5
222 Milwaukee St.
Suite 304
Denver, CO  80206

Chester Cedars
222 Milwaukee St.                       450,000                       9.0%
Suite 304
Denver, CO 80206

Laurie Rhoades
222 Milwaukee St.                       450,000                       9.0%
Suite 304
Denver, CO 80206

All Officers and Directors as
a Group (2 persons)                   3,945,000                      78.9%

(1) Includes shares owned by various business entities controlled by Mr. Replin.

There are no arrangements known to the Company which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

Name                    Age                        Position

Stephen D. Replin       52               President and a Director

Raven Printz            58               Executive Vice-President and Secretary

Directors are elected at each annual general meeting and serve until their successors have been elected. Officers are appointed by the board of directors and serve at the pleasure of the board.

      Stephen D. Replin has been an officer and director of the Company since its inception in September 1996. From October 1988 through the present, Mr. Replin has served as the President of Regatta Capital, Ltd. Mr. Replin has been an asset-based lender in the state of Colorado since 1977. Mr. Replin received a Bachelor of Science Degree in accounting from the University of Colorado in June 1969 and a Masters Degree in Business Administration, with distinction, from the New York University Graduate School of Business in June 1971, majoring in corporate finance and investments. Mr. Replin received his law degree from the University of Denver College of Law in June 1976, and a Master of Law Degree (LL.M) in taxation from the New York University School of Law in June 1977. Mr. Replin is a certified public accountant, licensed in the state of Colorado.

    Raven Printz has been an officer of the Company since January 1999. Since July 1996 Ms. Printz has been the President of Cherry Creek Film, Inc., a corporation engaged in the development of independent full length feature films. Cherry Creek Film also provides consulting services to the motion picture industry and sponsors instructional seminars in the fields of filmmaking and screen writing. For the past twenty-three years Ms. Printz has been involved with over twenty full length feature films or documentaries as either a producer, co-producer, writer, director, technical director, production assistant, casting director, talent assistant, or consultant.

Item 6.  Executive Compensation.

      The following table on discloses all compensation received by the Company's President (the Company's Chief Executive Officer) during the three years ending December 31, 1999. During this three-year period no executive officer received annual salary and bonus payments from the Company in excess of $100,000.

                      Annual Compensation      Long Term Compensation
                                    Other              Securities          All
Name and                            Annual Restricted  Underlying         Other
Principal                           Compen-  Stock     Options/   LTIP   Compen-
Position       Year  Salary Bonus   sation   Awards      SARs    Payouts sation
Stephen Replin,1999    -      -       -        -         -       -         -
President      1998    -      -       -        -         -       -         -
               1997    -      -       -        -         -       -         -

      The following table shows the amount which the Company expects to pay its executive officers during the year ending December 31, 2000 and the time which the Company's executive officers plan to devote to the Company's business.

                                Proposed        Time to be Devoted to
Name                          Compensation      the Company's Business

Stephen D. Replin                $5,000                  10%
Raven Printz (1)                $25,000                  50%

(1)Itis not expected that Ms. Printz will devote any substantial time to the Company's business until the Company raises approximately $250,000 in capital.

Item 7.  Certain Relationships and Related Transactions.

      Since September 1996 Regatta Capital, Ltd. has provided office space, furniture, and office equipment to the Company. Regatta Capital is controlled by Stephen Replin, an officer and director of the Company. As of September 30, 1999 Regatta Capital had not charged the Company for rent or any related costs or expenses. It is not expected that Regatta Capital will charge the Company for rent or other services until the Company begins to generate revenues.

      See Part II, Item 4 of this Registration Statement for information concerning shares of the Company's common stock acquired by the Company's officers and directors.

Item 8.  Description of Securities.

Common Stock

      The Company is authorized to issue 25,000,000 shares of common stock (the "Common Stock"). Holders of Common Stock are entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed, which allows the holders of a majority of the outstanding Common Stock to elect all directors.

      Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for the payment of dividends and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The board is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

      Holders of Common Stock do not have preemptive rights to subscribe to additional shares issued by the Company. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

      The Company is authorized to issue up to 25,000,000 shares of preferred stock. The Company's Articles of Incorporation provide that the Board of Directors has the authority to issue the Preferred Stock from time to time, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, qualifications, limitations, or restrictions thereof as they determine, within the limitations provided by Delaware statute.

                                     PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters.

          There is no public trading market for the Company's common stock.

          As of December 31, 1999 there were approximately 1,300 record holders of the Company's common stock.

          The Company has not paid, and, in the foreseeable future, the Company does not intend to pay, any dividends.

Item 2.  Legal Proceedings.

      The Company is not party to any pending legal proceeding nor is any of its property the subject of any pending legal proceeding. The Company is not aware of any proceeding that a governmental authority is contemplating.

Item 3.  Changes in and Disagreements with Accountants.

      Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

      The following information sets forth all securities of the Company which have been sold and which were not registered under the Securities Act of 1933. All presently outstanding shares of the Company's common stock were sold between September 20, 1996 and December 31, 1996.


      In October 1996 the Company issued 500,000 shares of its common stock in exchange for 115,531 shares of the Series "C" common stock of Energy Acquisition Companies, Inc. ("EAC"). At the time of this transaction, and as of September 15, 1999, EAC was not conducting any business and did not have any assets or liabilities. The shares that the Company owns in EAC represent less than 1% of EAC's issued and outstanding common stock. Stephen Replin, an officer and director of the Company, is also an officer, director and controlling shareholder of EAC and received 400,000 shares of the Company's common stock in exchange for his Series C common shares of EAC.

      The issuance of the shares of the Company's common stock to the former holders of EAC's series C shares was exempt from registration pursuant to Rule 504 of the Securities and Exchange Commission. No underwriters were used and the Company did not pay any commissions in connection with the sale of these securities.

     In 1996 Mr. Replin purchased a 25% interest in a feature-length motion picture for $25,000. In September 1996 Mr. Replin conveyed a 5% interest in the film (20% of Mr. Replin's interest) to the Company in exchange for 2,295,000 shares of the Company's common stock.

      In 1996 three former officers of the Company each received 435,000 shares of the Company's common stock for services rendered. In 1998 and 1999 all of these shares were purchased by Mr. Replin either directly, by entities controlled by Mr. Replin, or by unrelated third parties.

      In 1996 the Company sold 900,000 shares of its common stock to two persons for approximately $0.02 per share.

      The issuance of the shares described in the preceding three paragraphs was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. All of these shares were acquired for investment purposes only and without a view to distribution. The persons who received these shares were fully informed about matters concerning the Company, including its business, financial affairs and other matters and acquired the securities for its own accounts. The shares described in the preceding three paragraphs are "restricted" securities as defined in Rule 144 of the Securities and Exchange Commission. No underwriters were used and no commissions were paid in connection with the issuance of these shares.

Item 5.  Indemnification of Directors and Officers.

      The Colorado Business Corporation Act and the Company's Bylaws provide that the Company may indemnify any and all of its officers, directors, employees or agents or former officers, directors, employees or agents, against expenses actually and necessarily incurred by them, in connection with the defense of any legal proceeding or threatened legal proceeding, except as to matters in which such persons shall be determined not to have acted in good faith and in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                              Story & Company, P.C.
                          Certified Public Accountants




               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Board of Directors
Monet Entertainment Group, Ltd.

We have audited the accompanying balance sheet of Monet Entertainment Group, Ltd. (a Development Stage Enterprise) as of December 31, 1997 and 1998 and the related statements of income stockholders' equity, and cash flows for the years ended December 31, 1997 and 1998. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the balance sheet is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monet Entertainment Group, Ltd. (a Development Stage Enterprise) as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the two years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.






Story and Company, P.C.
Certified Public Accountants
March 24, 1999
Denver, Colorado

                         Monet Entertainment Group, Ltd.

                        (A Development Stage Enterprise)


                                  Balance Sheet

                           December 31, 1997 and 1998


                                                      1998        1997
Assets

      Cash                                           $1,961       $1,961

      Investments
         Energy  Acquisition  Group,  Common
          Stock (Note B)                                 115         115
         Interest in motion picture in production
          (Note C)                                     5,000       5,000

       Organizational Expenses (note D)               2,843        2,543
                                                      -----        -----

Total Assets                                         $9,919       $9,919
                                                     ======       ======

Liabilities                                       $      --    $      --

Shareholders' Equity

       Common stock, no par value, 25,000,000 shares
         authorized, of which 5,000,000 are
         outstanding (Notes B and C)                  9,919        9,919

       Preferred stock, no par value, 25,000,000
        authorized, none outstanding                     --           --

         Total Shareholders' Equity                   9,919        9,919

Total Liabilities and Shareholders' Equity           $9,919       $9,919
                                                     ======       ======





    The accompanying notes are an integral part of these financial statements

                         Monet Entertainment Group, Ltd.
                        (A Development Stage Enterprise)

                             Statement of Operations


                   For Years Ended December 31, 1997 and 1998

                                                            1998        1997

      Income                                                 $0          $0

      Expense                                                 0           0
                                                           ----        ----


      Net Operating Income Before Taxes                       0           0
                                                            ---         ---

      Net Income                                             $0          $0
                                                           ====        ====























    The accompanying notes are an integral part of these financial statements

                         Monet Entertainment Group, Ltd.
                        (A Development Stage Enterprise)

                             Statement of Cash Flows


                  For the Years Ended December 31,1997 and 1998


Cash Flows From Operating Activities                       1998        1997
                                                           ----        ----

      Net Income                                             --          --

      Net Cash Provided by Operating Activities              --          --
                                                          -----       -----

Cash Flows From Investing Activities

Net Cash Provided by Investing Activities                    --          --
                                                          -----       -----

Cash Flows From Financing Activities

              Issuance of Capital Stock                      --          --
                                                           ----        ----

              Net Cash Provided by Financing Activities      --          --
                                                           ----        ----

Net Increase in Cash                                         --          --

Cash, Beginning of Year                                   1,961       1,961
                                                          -----       -----

Cash, End of Year                                       $ 1,961     $ 1,961
                                                        =======     =======














    The accompanying notes are an integral part of these financial statements

                         Monet Entertainment Group, Ltd.
                        (A Development Stage Enterprise)

                        Statement of Stockholders Equity

                 For the Years Ended December 31, 1997 and 1998

                                                                      Price
                                                Amount      Shares   Per Share

Balances at December 31, 1996                   $9,919   5,000,000    $0.0022

Changes During Year Ended December 31 1997          -0-         -0-       -0-


Balances at December 31, 1997                   $9,919   5,000,000    $0.0022

Changes During Year Ended December 3l, 1998         -0-         -0-       -0-
                                             -----------------------------------


Balances at December 31, 1998                   $9,919   5,000,000    $0.0022
                                                ======  ==========    =======























    The accompanying notes are an integral part of these financial statements

                         Monet Entertainment Group, Ltd.
                        (A Development Stage Enterprise)

                          Notes to Financial Statements


A - Background and Summary of Significant Accounting Policies

Background

      The Monet Entertainment Group, Ltd.. (the Company) was formed on September 20, 1996 for the purpose of engaging in two pursuits in the entertainment industry. The first involves developing a unique "completion guarantee" to assure the completion of selected motion picture projects. The second involves developing a financing program for full length motion pictures:

       1. Completion bonding activities are associated with and a part of commercial film production and other entertainment production activities. A "completion bond" is a guarantee that should a film project go over budget or not have sufficient capital to complete the film, the guarantor will provide the additional capital needed to insure completion of the project. This guarantee for small independent producers is unique in the entertainment industry. At present completion bonding has been a requirement for medium and large budget productions but generally unavailable for small producers. Lack of availability of this or a similar financial product has resulted in secondary producers having great difficulty in obtaining financing and has kept many worthwhile projects from reaching theaters. It is anticipated that Monet's completion bonds will be reinsured with companies with sufficient capital resources to preclude the possibility that Monet will ever be at risk for capital shortages in bonded projects.

      2. Financing feature length budget films will be accomplished through the formation of a continuing series ofjoint ventures with independent film makers. Plans include taking fractional interests in selected film projects, thus spreading investor risk in the most advantageous manner. Project involvement will be financed through joint-venture arrangements with individual investors and small non-entertainment related companies.

     Monet Entertainment Group, Ltd. is considered to be a Development Stage Enterprise because planned principal operations have not commenced and there has been no revenue therefrom.

Accounting Policies

The accompanying balance sheets are presented in the format prescribed for development stage enterprises by Statement of Financial Accounting Standards No. 7 issued by the Financial Accounting Standards Board.

                         Monet Entertainment Group, Ltd.
                        (A Development Stage Enterprise)

                          Notes to Financial Statements


Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. actual amounts could differ from those estimates.

B - Investments

      The Company has exchanged shares of its common stock for shares of Series C common stock of Energy Acquisition Companies, Inc. Energy), a New York Corporation.

     The exchange, which was effective on October 7, 1996, (the date the Certificate of Share Exchange was filed by the Colorado Secretary of State and by the New York Department of State), resulted in the exchange of 115,531 shares of Energy Acquisition Companies, Inc. Series C, Par Value $0.00 I Common Stock for 500,000 shares of Monet Entertainment Group, Ltd. Common Stock.

      The 115,531 shares of Energy Acquisition Companies, Inc. common stock received by Monet represents 9/10 of one percent of Energy's outstanding shares. The 500,000 shares of Monet common stock surrendered to Energy represents eleven percent of of the Company's outstanding common stock, and two percent of its authorized stock.

C- Completion of Film and Prospective Sale

      During the initial operating period the Company acquired an interest in a feature-length motion picture, tentatively entitled Salvation. This interest was conveyed by Mr. Stephen Replin, President and principal stockholder of Monet Entertainment Group, Ltd., in exchange for 2,295,000 shares of common stock. In 1996 Mr. Replin purchased a 25 percent interest in the film for $25,000. He conveyed 20 percent of his interest in the film, thereby providing Monet with a five percent ownership position.

                         Monet Entertainment Group, Ltd.
                        (A Development Stage Enterprise)


                     Notes to Financial Statements (cont'd)

      The film has been completed and management is presently attempting to sell it outright to a distributor. An outright sale contemplates a fixed price agreement in which the sellers will not retain rights in the profits, if any, resulting from the distribution and promotion of the film. It is not anticipated that owners will be required to contribute additional capital to finalize the sale of the film.

D - Organizational Expenses

      Three present and former officers of the Corporation, Messrs Frank Stuart, Vice-President, Capital Markets; Nelson Hancock, Treasurer; and John Neas, Recording Secretary, in recognition for their service rendered without compensation to the Corporation, were each awarded 435,000 shares of common stock. Subsequently, all of these shares were purchased by Stephen Replin and others. The value of their contribution has been classified as an organizational expense and will be amortized over a period of time consistent with tax law, once the corporation is no longer classified as a development stage enterprise.

                         MONET ENTERTAINMENT GROUP, LTD

                        (A Development Stage Enterprise)


                                  BALANCE SHEET

                               September 30, 1999


ASSETS:

    Cash                                                       $1,961

    Investment
        Energy Acquisition Group, Common Stock (Note B)           115
        Interest in motion picture (Note C)                     5,000

    Organizational Expenses (note D)                            2,843

TOTAL ASSETS                                                   $9,919

TOTAL LIABILITIES                                              $   --

SHAREHOLDERS EQUITY

      Common Stock, no par value, 25,000,000 shares
      authorized, of which 5,000,000 are outstanding
      (Notes B and C)                                          $9,919

      Preferred stock, no par value, 25,000,000 authorized, None outstanding

      Total Shareholders Equity                                 9,919


TOTAL LIABILITIES AND SHAREHOLDERS EQUITY                      $9,919





    The accompanying notes are an integral part of these financial statements

                         MONET ENTERTAINMENT GROUP, LTD
                        (A Development Stage Enterprise)

                    STATEMENT OF INCOME AND RETAINED EARNINGS


                  For the Nine Months Ended September 30, 1999





Income                                                       $  --

Expense                                                         --

Net Operating Income Before Taxes                               --

Net Income                                                    $ --
                                                              =====

























    The accompanying notes are an integral part of these financial statements

                         MONET ENTERTAINMENT GROUP, LTD
                        (A Development Stage Enterprise)

                             STATEMENT OF CASH FLOWS

                  For the Nine Months Ended September 30, 1999




Cash Flows From Operating Activities                           1999


      Net Income                                             $   --

      Net Cash provided by Operating Activities                  --

Cash Flows From Investing Activities                             --

      Net Cash provided by Investing Activities                  --

Cash Flow From Financing Activities

      Issuance of Capital Stock                                  --

      Net Cash Provided by Financing Activities                  --

Net Increase (Decrease ) in Cash                                 --

Cash, Beginning of Year                                       1,961

Cash, September 30, 1999                                     $1,961
                                                             ======












    The accompanying notes are an integral part of these financial statements

                         MONET ENTERTAINMENT GROUP, LTD
                        STATEMENT OF STOCKHOLDERS' EQUITY
                        (A Development Stage Enterprise)

                   For the Nine Months Ended September 30,1999



                                            Amount      Shares   Price Per Share

Balances at December 31,1998                $9,919     5,000,000     $0.0022
                                            ------     ---------     -------

Change During Period Ended September 30,1999    -0-         -0-          -0-

Issued and Outstanding at September 30,1999  $9,919   5,000,000       $0.0022
                                             ======   =========       =======




















    The accompanying notes are an integral part of these financial statements

                         MONET ENTERTAINMENT GROUP, LTD
                        (A Development Stage Enterprise)



                          Notes to Financial Statements


A - Background and Summary of Significant Accounting Policies

Background

The Monet Entertainment Group, Ltd.. (The Company) was formed on September 20,1996 for the purpose of engaging in two pursuits in the entertainment industry. The first involves developing a unique "completion guarantee" to assure the completion of selected motion picture projects. The second involves developing a financing program for full length motion pictures.

      1. Completion bonding activities are associated with and a part of commercial film production and other entertainment production activities. A "completion bond" is a guarantee that should a film project go over budget or not have sufficient capital to complete the film, the guarantor will provide the additional capital needed to insure completion of the project. This guarantee for small independent producers is unique in the entertainment industry. At present completion bonding has been a requirement for medium and large budget productions but generally unavailable for small producers. Lack of availability of this or a similar financial product has resulted in secondary producers having great difficulty in obtaining financing and has kept many worthwhile projects from reaching theaters. It is anticipated that Monet's completion bonds will be reinsured with companies with sufficient capital resources to preclude the possibility that Monet will ever be at risk for capital shortages in bonded projects.

            2. Financing feature length budget films will be accomplished through the formation of a continuing series of joint ventures with independent filmmakers. Plans include taking fractional interests in selected film projects, thus spreading investor risk in the most advantageous manner. Project involvement will be financed through joint-venture arrangements with individual investors and small non-entertainment related companies.

      Monet Entertainment Group, Ltd. Is considered to be a Development Stage Enterprise because planned principal operations have not commenced and there has been no revenue therefrom.

Accounting Policies

      The accompanying balance sheets are presented in the format prescribed for development stage enterprises by Statement of Financial Accounting Standards No. 7 issued by the Financial Accounting Standards Board.

Basis of Presentation

      The accompanying financial statements have been prepared in accordance with rules established for the preparation of interim financial statements. The reader is referred to the Company's financial statements for the year ended December 31, 1998. In the opinion of management, all accruals and adjustments (each of which is of a normal recurring nature) necessary for a fair presentation of Company's the financial position as of September 30, 1999 and the results of operations for the nine month period then ended have been made. Significant accounting policies have been consistently applied in the interim financial statements for the year ended December 31, 1998.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

B - Investments

      The Company has exchanged shares of its common stock for shares of Series C common stock of Energy Acquisition Companies, Inc. (Energy) a New York Corporation.

      The exchange, which was effective on October 7,1996 (the date the Certificate of Share Exchange was filed by the Colorado Secretary of State and by the New York Department of State), resulted in the exchange of 115,531 shares of Energy Acquisition Companies, Inc. Series C, Par Value $0.001 Common Stock for 500,000 shares of Monet Entertainment Group, Ltd. Common stock

      The 115,531 shares of Energy Acquisition Companies, Inc. common stock received by Monet represents 9/10 of one percent of Energy's outstanding shares. The 500,000 shares of Monet common stock surrendered to Energy represents eleven percent of the Company's outstanding common stock, and two percent of its authorized stock.

C - Completion of Film and Prospective Sale

      During the initial operating period the Company acquired an interest in a feature-length motion picture, tentatively entitled Salvation. This interest was conveyed by Mr. Stephen Replin, President and principal stockholder of Monet Entertainment Group, Ltd., in exchange for 2,295,000 shares of common stock. In 1996 Mr. Replin purchased a 25 percent interest in the film for $25,000. He conveyed 20 percent of his interest in the film, thereby providing Monet with a five percent ownership position.

      The film has been completed and management is presently attempting to sell it outright to a distributor. An outright sale contemplates a fixed price agreement in which the sellers will not retain rights in the profits, if any, resulting from the distribution and promotion of the film. It is not anticipated that owners will be required to contribute additional capital to finalize the sale of the film.

D - Organizational Expenses

      Three former officers of the Company, Messrs Frank Stuart, Vice president, Capital Markets; Nelson Hancock, Treasurer; and John Neas, Recording Secretary, in recognition for their service rendered without compensation to the Corporation, were each awarded 435,000 shares of common stock. Subsequently, all of these shares were purchased by Stephen Replin, who is an officer, director and principal shareholder of the Company, and certain third parties.

                                    PART III

Index to Exhibits
                                                                        Page

Exhibit 2Plan of Acquisition, Reorganization, Arrangement,
Liquidation, etc.                                            Previously filed

Exhibit 3Articles of Incorporation, as amended, and Bylaws   Previously filed

Exhibit 4Instruments Defining the Rights of Security Holders             None

Exhibit 5Subscription Agreement                                          None

Exhibit 9Voting Trust Agreement                                          None

Exhibit 10Material Contracts                                             None

Exhibit 27Financial Data Schedule                                         15

                                   SIGNATURES



      In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                         MONET ENTERTAINMENT GROUP, LTD.



Date: February 3, 2000              By:
                                         -------------------------------
                                          Stephen Replin, President